June 14, 2024

Via Edgar Transmission

Ms. Jenna Hough/ Mr. Erin Jaskot

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Zenta Group Co Ltd. Draft Registration Statement on Form F-1 Submitted May 3, 2024 CIK No. 0002011458

Dear Ms. Hough/Mr. Jaskot:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated May 30, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Draft Registration Statement on Form F-1 submitted May 3, 2024

Cover Page

1.	Where you disclose that Ione Group Company Limited is your controlling shareholder, please disclose that Ng Wai Ian, your Chairman and Chief Executive Officer, and Sou Weng Seng, your Chief Operating Officer, are the individuals who will exercise control.

Response: We respectfully advise the Staff that we have updated the disclosure on the Cover Page and page 5, 9 and 63 to disclose the above.

2.	Please include cross-references to the individual risk factors relating to the legal and operational risks associated with being based in China.

Response: We respectfully advise the Staff that we have updated the disclosure on the Cover Page and page 9 to disclose the above.

3.	Please revise to disclose the location of your auditor’s headquarters.

Response: We respectfully advise the Staff that we have updated the disclosure on the Cover Page to disclose the location of the office of WWC, P.C.

4.	We note your discussion of regulations applicable to your business. Please revise to also discuss the enforceability of civil liabilities in Macau, as well as the applicability China’s Enterprise Tax law. Disclose how regulatory actions related to data security or anti-monopoly concerns in Macau have or may impact the ability to conduct your business, accept foreign investment, or list on a foreign exchange.

Response: We respectfully advise the Staff that we have revised the disclosure on the Cover Page to disclose the above.

5.	Your disclosure states that the “only transfers of cash among ZGCL and ZGM have been in the form of dividends.” However, you indicate that there was no cash transferred between ZGCL and its subsidiaries in the prior two fiscal years. Please clarify whether the transfers referenced occurred prior to the fiscal years referenced.

Response: We respectfully advise the Staff that we have revised the disclosure on the Cover Page to clarify the disclosure that no cash was transferred between ZGCL and its subsidiaries in the prior two years.

6.	Where you discuss that the PRC government may intervene in or impose restrictions on the ability of you or your subsidiaries to transfer cash or assets, include a similar discussion in your summary risk factors and risk factors, and provide cross-references to these other discussions.

Response: We respectfully advise the Staff that we have already included the risk factor “We may rely on dividends and other distributions on equity paid by our subsidiaries to fund our cash and financing requirements, and any limitation by Macau or PRC Government on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.” on 6, cross-referenced with the risk factor on page 25.

Prospectus Summary, page 1

7.	Please affirmatively state here, as you do on the cover page, that you currently have no cash management policies.

Response: We respectfully advise the Staff that we have updated the disclosure on page 1 to page 5 to reflect the above.

8.	We note your disclosure regarding cash transfers between you and your subsidiaries. Please revise to provide a clear description of how cash is transferred through your organization, and describe, as you do on the cover page, any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors, and any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors. Provide cross-references to the consolidated financial statements.

Response: We respectfully advise the Staff that we have revised the disclosure on page 5 to address the above.

9.	Please revise the corporate diagram on page 3 to indicate the person(s) that own the equity in each entity shown at the top of the diagram.

Response: We respectfully advise the Staff that we have updated the corporate diagram on pages 3 and 62 to disclose the above.

Summary of Risk Factors, page 5

10.	For each summary risk factor, include a cross-reference to the specific individual detailed risk factor.

Response: We respectfully advise the Staff that we have updated the disclosures beginning on page 5.

11.	Please explain what you mean by the statement that your “assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.”

Response: We respectfully advise the Staff that we have updated the disclosure on page 5 and 13.

Permission Required From Macau and Chinese Authorities, page 7

12.	Where you disclose that you understand that the Company and the subsidiaries are not required to obtain permissions or approvals from any Chinese authorities to operate their business, or before listing in the U.S. and to issue Ordinary Shares to foreign investors, please indicate, if true, that this is the opinion of Beijing Dacheng Law Offices, LLP, as suggested by the disclosure on your cover page. Please also clearly state that the conclusions presented are the opinion of counsel, as opposed to “as advised” by counsel. Make conforming revisions elsewhere as appropriate.

Response: We respectfully advise the Staff that we have updated the disclosure on the Cover Page, pages 8 and 13 to reflect the above.

13.	Where you state that no permissions or approvals have been applied for by the Company or denied by any relevant authorities, clarify, if true, that this applies only to ZGCL, as we note your disclosure that each of your Macau subsidiaries has already secured permissions or approvals from the Macau authorities to operate their business. Please disclose each specific permissions or approval your Macau subsidiaries are required to obtain to operate their businesses and state affirmatively whether the Macau subsidiaries have received all requisite permissions and approvals and whether any permissions or approvals have been denied. Make conforming revisions wherever similar disclosure appears in the prospectus.

Response: We respectfully advise the Staff that we have updated the disclosure on the Cover Page, pages 8 and 15 to address the above.

Risk Factors, page 13

14.	Include risk factor disclosure explaining whether there are laws/regulations in Macau that result in oversight over data security, how this oversight impacts the company’s business and the offering, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

Response: We respectfully advise the Staff that we have updated the disclosure on page 5 and 18 to address the above.

15.	Please include a risk factor discussing the risks associated with the enforcement of civil liabilities in Macau. Also include this risk factor in your summary of risks factors in the prospectus summary.

Response: We respectfully advise the Staff that we have revised the disclosure on page 30 under the risk factor: “Macau’s arrangement for the reciprocal enforcement of judgments with the U.S.” to address the above.

Our business revenues are subject to customer concentration risk., page 20

16.	We note that a significant percentage of revenues have been generated from services provided to related parties. Please disclose this here and elsewhere as appropriate, including quantifying the percentage of revenue for the past two fiscal years generated from services to related parties. Please identify the related party(ies) and disclose any risks related to your dependence on such related parties.

Response: We respectfully advise the Staff that we have updated the disclosure on page 20

17.	To the extent that any of your customers are material to the company, please disclose in an appropriate place in the prospectus the customer(s) and indicate your relationship and the general terms of any agreements with these customer(s). If you are substantially dependent on any of these customers, please file the agreement(s) with such customer(s) as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Response: We respectfully advise the Staff that due to confidentiality clauses in the agreement with our key clients, we have not yet included the agreements in the exhibit index. The Company has already circulated requests to our clients in order to obtain their consent to exhibit the agreements in the registration statement, but have yet to receive their response. Meanwhile, the Company has listed out the salient terms of the service agreements as typically entered into between the Company and the key clients, as disclosed on page 71.

The revenue from our investment consultation business is non-recurring in nature and our profitability..., page 22

18.	Please revise this risk factor to indicate whether you have been able to historically retain your clients and attract new clients. To the extent that the loss of any particular client(s) would have a material impact on your results of operations, please disclose the client(s) and discuss your dependence on this client(s).

Response: We respectfully advise the Staff that we have updated the disclosure on page 22

Business, page 61

19.	You state that you plan to devote resources to the development of a fintech business, and your Use of Proceeds disclosure indicates that 40% of the offering proceeds will be used to develop this business. Please indicate the current status of your fintech business. If you have not taken any steps toward developing this business, please state this clearly and disclose any material risks that you may not be able to fully develop this business.

Response: We respectfully advise the Staff that we have updated the disclosure on pages 1, 21, 65 and 71 to discuss the Group’s fintech business.

Description of Securities

Anti-takeover provisions in our Memorandum and Articles of Association, page 91

20.	We note your disclosure that some provisions of your memorandum and articles may discourage, delay or prevent a change in control of our Company or management that shareholders may consider favorable. Please revise to briefly describe these provisions. See Item 10(B)(7) of Form 20-F.

Response: We respectfully advise the Staff that we have revised the disclosure on page 91 to address the above.

Consolidated Statements of Cash Flows, page F-6

21.	Please revise the “Receivables from customers” line item to mirror the related balance sheet line item title highlighting that this is a related party transaction. Refer to Rule 4- 08(k)(1) of Regulation S-X.

Response: We respectfully advise the Staff that the respective line item has been revised to mirror the related balance sheet line item title highlighting that this is a related party transaction.

Notes to Consolidated Financial Statements

3. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

22.	Your balance sheet shows zero receivables from customers and zero receivables from customers-related parties on September 30, 2023. Please revise your policy disclosure to discuss the contractual and customary payment terms for each of your revenue streams. Refer to ASC 606-10-50-12.

Response: We respectfully advise the Staff that the accounting policy on F-pages have been revised to discuss the contractual and customary payment terms for each of revenue streams.

General

23.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: We respectfully advise the Staff that the Company confirms no such written communications were made.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com